Exhibit 99.1
Luxfer to Report 2018 Second Quarter Results on August 1 and Host Conference Call on August 2
MANCHESTER, England--(BUSINESS WIRE)--Luxfer Holdings PLC (NYSE: LXFR), a global materials technology company, announced today that it will release financial results for the second quarter of 2018 after the market closes on Wednesday, August 1, 2018. Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Thursday, August 2, 2018, on which management will provide a review of the company’s second-quarter results.
The Luxfer quarterly report on Form 6-K for the second quarter will be available online prior to the call at www.luxfer.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.
U.S. participants may access the conference call by telephoning 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 4171909.
Please begin the call-in procedure at least 15 minutes before the conference call starts. The call is expected to last about an hour.
Use the following link to access slides related to the conference call:
https://event.webcasts.com/starthere.jsp?ei=1177972&tp_key=9c509c305b
A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 4171909 when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer website at www.luxfer.com.
About Luxfer
Luxfer Holdings is a global materials technology company focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.
Luxfer Holdings is listed on the New York Stock Exchange, and its Ordinary Shares trade under the ticker LXFR.
Contacts
Luxfer Holdings, PLC
Douglas A. Fox - Director, Investor Relations
Cassandra Stanford - Communications Specialist
+1 951-341-2375
Investor.relations@luxfer.com